MamaMancini’s Holdings, Inc.

25 Branca Road

East Rutherford, NJ 07073

March 28, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Office of Manufacturing

Re: MamaMancini’s Holdings, Inc.

Registration Statement on Form S-1

Amendment No. 1

Filed: March 16, 2023

File No. 333-270087

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated March 27, 2023 addressed to Anthony Gruber, the Company’s Chief Financial Officer, with respect to the Company’s filing of its Amendment No. 1 to Registration Statement on Form S-1.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Amendment No. 1 to Registration Statement on Form S-1 filed March 16, 2023

General

1. We note your response to prior comment 2. Because you have not yet filed your Form 10- K for the fiscal year ended January 31, 2023, you may not incorporate by reference into this registration. Please revise pages 54 and 55 to delete your attempt to incorporate by reference.

COMPANY RESPONSE:

We have deleted any documents to be incorporated by reference in the registration statement.

On behalf of the Company, we acknowledge that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MAMAMANCINI’S HOLDINGS, INC.

By:	/s/ Anthony Gruber
Anthony Gruber
Chief Financial Officer

cc: Robert L. B. Diener, Esq.